File No.

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:
OFS CAPITAL CORPORATION; HANCOCK PARK CORPORATE INCOME, INC.; OFS CREDIT COMPANY, INC.; OFS CAPITAL MANAGEMENT, LLC; OFS CLO MANAGEMENT, LLC; OFS CLO MANAGEMENT II, LLC; OFS CLO MANAGEMENT III, LLC; ORCHARD FIRST SOURCE ASSET MANAGEMENT, LLC; ORCHARD FIRST SOURCE ASSET MANAGEMENT HOLDINGS, LLC; OFS FUNDING I, LLC; OCEF, LP; OFSI BSL VIII, LTD.; OFSI BSL IX, LTD.; OFSI BSL X, LTD.; OFSI BSL CLO XI, LTD.; OFSI BSL XII CLO, LTD.; OFSI BSL XIII CLO, LTD.; OFSI BSL XIV CLO, LTD.; OFSI BSL XV CLO, LTD.; OFSI BSL XVI CLO, LTD.; OFSCC-FS HOLDINGS, LLC; OFSCC-FS, LLC; OFS SBIC I, LP; OFSCC-MB, INC.; MTE HOLDING CORP.; CONVENE HOLDINGS LLC; DRS-OFSCC, INC.; LFTW-OFS, INC.; OFSCC-CGA, LLC; OFSCC-TS, LLC; OFSCC-AY, LLC; OFSCCFS-NYBG, INC.; HPCI-MB, INC.; LFTW-HPCI, INC.; DRS-HPCI, INC.; HPCI-CGA, LLC

222 West Adams Street, Suite 1850
Chicago, Illinois 60606

CIM REAL ASSETS & CREDIT FUND; CIM CAPITAL CONTROLLED COMPANY MANAGEMENT, LLC; CIM CAPITAL IC MANAGEMENT, LLC; CIM CAPITAL RE DEBT MANAGEMENT, LLC; CIM CAPITAL REAL PROPERTY MANAGEMENT, LLC; CIM CAPITAL SA MANAGEMENT, LLC; CIM CAPITAL SECURITIES MANAGEMENT, LLC; CIM CAPITAL, LLC; CIM CONTROLLED COMPANY MANAGEMENT, LLC; CIM GROUP, L.P.; CIM RE DEBT MANAGEMENT, LLC; CIM REAL ESTATE FINANCE MANAGEMENT, LLC; CIM-BGV IMPACT VENTURES SPONSOR, LLC; CIM FUND IX, L.P.; CIM FUND VIII, L.P.; CIM INFRASTRUCTURE FUND II, L.P.; CIM REAL ESTATE FINANCE TRUST, INC.; CIM URBAN INCOME INVESTMENTS, L.P.; CMMT PARTNERS, L.P.; CIM-BGV AFFORDABLE HOUSING IMPACT FUND I, L.P.; CREATIVE MEDIA & COMMUNITY TRUST CORP; CMMTP-1, L.P.; CMMTP-2, L.P.; CIM OPPORTUNITY ZONE FUND, L.P.; CIM COMMERCIAL LENDING REIT; CIM INFRASTRUCTURE FUND III, L.P.; CIM URBAN INCOME INVESTMENTS PARALLEL-2, L.P.; BREA EXCHANGE, INC.; 5930 SAWYER STREET OWNER, LLC; 67 IRVING (NY) MEMBER, LLC; 1850 N. WHITLEY HOLDINGS, LLC; 1802 N. WHITLEY, LLC; SKR HOLDINGS, LLC; CIM GROUP, LLC; CIM INFRA III AIV-1, L.P.; CIM INFRA III AIV 2, L.P.; CIM INFRASTRUCTURE FUND III (LUX), SCSP; CIM INFRA II AIV-1, L.P.; CIM INFRA II AIV-1-A, L.P.; CIM INFRA II AIV-1-B, L.P.; CIM INFRA II AIV-2, L.P.; CIM INFRA II AIV-3, L.P.; CIM INFRA II AIV-4, L.P.; RACR REIT SUBSIDIARY, LLC

4700 Wilshire Boulevard
Los Angeles, California 90010

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Tod K. Reichert OFS Capital Management, LLC 222 West Adams Street, Suite 1850 Chicago, Illinois 60606 (847) 734-2000 treichert@ofsmanagement.com	Lisa Kustron CIM Group, LLC 4700 Wilshire Boulevard Los Angeles, California 90010 (323) 860-4900 lkustron@cimgroup.com

Copies to:
Steven B. Boehm, Esq.
Cynthia M. Krus, Esq.
Anne G. Oberndorf, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001
anneoberndorf@eversheds-sutherland.com
Telephone (202) 383-0100

January 12, 2026

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

OFS CAPITAL CORPORATION; HANCOCK PARK CORPORATE INCOME, INC.; OFS CREDIT COMPANY, INC.; OFS CAPITAL MANAGEMENT, LLC; OFS CLO MANAGEMENT, LLC; OFS CLO MANAGEMENT II, LLC; OFS CLO MANAGEMENT III, LLC; ORCHARD FIRST SOURCE ASSET MANAGEMENT, LLC; ORCHARD FIRST SOURCE ASSET MANAGEMENT HOLDINGS, LLC; OFS FUNDING I, LLC; OCEF, LP; OFSI BSL VIII, LTD.; OFSI BSL IX, LTD.; OFSI BSL X, LTD.; OFSI BSL CLO XI, LTD.; OFSI BSL XII CLO, LTD.; OFSI BSL XIII CLO, LTD.; OFSI BSL XIV CLO, LTD.; OFSI BSL XV CLO, LTD.; OFSI BSL XVI CLO, LTD.; OFSCC-FS HOLDINGS, LLC; OFSCC-FS, LLC; OFS SBIC I, LP; OFSCC-MB, INC.; MTE HOLDING CORP.; CONVENE HOLDINGS LLC; DRS-OFSCC, INC.; LFTW-OFS, INC.; OFSCC-CGA, LLC; OFSCC-TS, LLC; OFSCC-AY, LLC; OFSCCFS-NYBG, INC.; HPCI-MB, INC.; LFTW-HPCI, INC.; DRS-HPCI, INC.; HPCI-CGA, LLC

222 WEST ADAMS STREET, SUITE 1850
CHICAGO, ILLINOIS 60606

CIM REAL ASSETS & CREDIT FUND; CIM CAPITAL CONTROLLED COMPANY MANAGEMENT, LLC; CIM CAPITAL IC MANAGEMENT, LLC; CIM CAPITAL RE DEBT MANAGEMENT, LLC; CIM CAPITAL REAL PROPERTY MANAGEMENT, LLC; CIM CAPITAL SA MANAGEMENT, LLC; CIM CAPITAL SECURITIES MANAGEMENT, LLC; CIM CAPITAL, LLC; CIM CONTROLLED COMPANY MANAGEMENT, LLC; CIM GROUP, L.P.; CIM RE DEBT MANAGEMENT, LLC; CIM REAL ESTATE FINANCE MANAGEMENT, LLC; CIM FUND IX, L.P.; CIM-BGV IMPACT VENTURES SPONSOR, LLC; CIM FUND VIII, L.P.; CIM INFRASTRUCTURE FUND II, L.P.; CIM REAL ESTATE FINANCE TRUST, INC.; CIM URBAN INCOME INVESTMENTS, L.P.; CMMT PARTNERS, L.P.; CIM-BGV AFFORDABLE HOUSING IMPACT FUND I, L.P.; CREATIVE MEDIA & COMMUNITY TRUST CORP; CMMTP-1, L.P.; CMMTP-2, L.P.; CIM OPPORTUNITY ZONE FUND, L.P.; CIM COMMERCIAL LENDING REIT; CIM INFRASTRUCTURE FUND III, L.P.; CIM URBAN INCOME INVESTMENTS PARALLEL-2, L.P.; BREA EXCHANGE, INC.; 5930 SAWYER STREET
: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

OWNER, LLC; 67 IRVING (NY) MEMBER, LLC; 1850 N. WHITLEY HOLDINGS, LLC; 1802 N. WHITLEY, LLC; SKR HOLDINGS, LLC; CIM GROUP, LLC; CIM INFRA III AIV-1, L.P.; CIM INFRA III AIV 2, L.P.; CIM INFRASTRUCTURE FUND III (LUX), SCSP; CIM INFRA II AIV-1, L.P.; CIM INFRA II AIV-1-A, L.P.; CIM INFRA II AIV-1-B, L.P.; CIM INFRA II AIV-2, L.P.; CIM INFRA II AIV-3, L.P.; CIM INFRA II AIV-4, L.P.; RACR REIT SUBSIDIARY, LLC

4700 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90010

File No.
: : : : : : : : : : : : : :

I.    SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act” or “Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission to OFS Capital Corp., et al., on August 4, 2020 under Sections 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Sections 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Prior Order”), with the result that no person will continue to rely on the Prior Order if the Order is granted.2

•OFS Capital Corporation (“OFSCC”), an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;
•Hancock Park Corporate Income, Inc. (“HPCI”), an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;
•OFS Credit Company, Inc. (“OFS Credit”), an externally managed, non-diversified, closed-end management company that has registered as an investment company under the 1940 Act;
•CIM Real Assets & Credit Fund (“CIM RACR” and together with OFSCC, HPCI, and OFS Credit, the “Existing Regulated Funds”), an externally managed, non-diversified, closed-end management investment company that has registered as an investment company under the 1940 Act;
•Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of an Existing Regulated Fund.
•OFS Capital Management, LLC (“OFS Adviser”), a Delaware limited liability company that has registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as the investment adviser to OFSCC, HPCI and OFS Credit and serves as an investment sub-adviser to CIM RACR, on behalf of itself and its successors;3
1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
2 OFS Capital Corp., et al. (File No. 812-14909), Release No. IC-33922 (July 8, 2020) (notice), Release No. IC-33962 (August 4, 2020) (order).
3 The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

•OFS CLO Management, LLC (“OFS CLO Adviser”), a Delaware limited liability company that has registered as an investment adviser under the Advisers Act and serves as the investment adviser to certain Existing Affiliated Funds (as defined below and identified on Schedule B hereto), on behalf of itself and its successors;
•OFS CLO Management II, LLC (“OFS CLO Adviser II”), a Delaware limited liability company that has registered as an investment adviser under the Advisers Act and serves as the investment adviser to certain Existing Affiliated Funds, on behalf of itself and its successors;
•OFS CLO Management III, LLC (“OFS CLO Adviser III” and collectively with OFS Adviser, OFS CLO Adviser, and OFS CLO Adviser II, the “OFS Advisers”), a Delaware limited liability company that is a subsidiary of, and relies on the umbrella registration of, OFS CLO Adviser II to be an investment adviser registered under the Advisers Act and serves as the investment adviser to certain Existing Affiliated Funds, on behalf of itself and its successors;
•CIM Capital IC Management, LLC (“CIM IC Adviser”), a Delaware limited liability company that has registered as an investment adviser under the Advisers Act and serves as the investment adviser to CIM RACR and certain Existing Affiliated Funds, on behalf of itself and its successors;
•CIM Capital SA Management, LLC (“CIMSA”), a Delaware limited liability company that has registered as an investment adviser under the Advisers Act and serves as an investment sub-adviser to CIM RACR, on behalf of itself and its successors;
•CIM Capital, LLC (“CIM Capital Adviser”), a Delaware limited liability company that has registered as an investment adviser under the Advisers Act and serves as the investment adviser to certain Existing Affiliated Funds, on behalf of itself and its successors;
•CIM Capital Controlled Company Management, LLC (“CIM CC”), a Delaware limited liability company, is an investment adviser relying on CIM Capital Adviser’s umbrella registration under the Advisers Act and serves as the investment adviser to certain Existing Affiliated Funds, on behalf of itself and its successors;
•CIM Capital RE Debt Management, LLC (“CIM REDA”), a Delaware limited liability company, is an investment adviser relying on CIM Capital Adviser’s umbrella registration under the Advisers Act and serves as the investment adviser to certain Existing Affiliated Funds, on behalf of itself and its successors;
•CIM Capital Real Property Management, LLC (“CIM REPA”), a Delaware limited liability company, is an investment adviser relying on CIM Capital Adviser’s umbrella registration under the Advisers Act and serves as the investment adviser to certain Existing Affiliated Funds, on behalf of itself and its successors;
•CIM Capital Securities Management, LLC (“CIM Securities Adviser” and collectively with CIM IC Adviser, CIMSA, CIM Capital Adviser, CIM CC, CIM REDA, and CIM REPA, the “CIM Advisers” (collectively with the OFS Advisers, the “Existing Advisers”)), a Delaware limited liability company, is an investment adviser relying on CIM Capital Adviser’s umbrella registration under the Advisers Act and serves as the investment adviser to certain Existing Affiliated Funds, on behalf of itself and its successors;
•The following entities, each of which serves as manager of one or more Existing Affiliated Funds (such entities collectively, the “CIM Managers” and collectively with the Existing Advisers, the “Existing Advisers/Managers”): CIM Real Estate Finance Management, LLC; CIM Controlled Company Management, LLC; CIM Group, L.P.; and CIM RE Debt Management, LLC;
•Orchard First Source Asset Management, LLC (“OFSAM”), Orchard First Source Asset Management Holdings, LLC, OFS Funding I, LLC, CIM Group, LLC (“CIM Group”), SKR Holdings, LLC, Brea Exchange, Inc., 5930 Sawyer Street Owner, LLC, 67 Irving (NY) Member, LLC, 1850 N. Whitley Holdings, LLC, and 1802 N. Whitley, LLC, each of which is an affiliate of an Existing Adviser/Manager that will hold various financial assets in a principal capacity and intends to participate in Co-Investment Transactions (collectively, the “Existing Proprietary Accounts”); and
•The investment vehicles identified on Schedule B hereto, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the 1940 Act, does not meet the definition of investment company under the 1940 Act or qualifies as a REIT within the meaning of Section 856 of the Internal Revenue Code of 1986, as amended (the “Code”), because substantially all of its assets would consist of real properties (the “Existing Affiliated Funds,” and collectively with the Existing Regulated Funds, the Existing Wholly-Owned Subsidiaries, the Existing Advisers/Managers, and the Existing Proprietary Accounts, the “Applicants”).4

4 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

II.    GENERAL DESCRIPTION OF THE APPLICANTS

A.OFSCC

OFSCC was organized under the General Corporate Laws of the State of Delaware on November 7, 2012 as a result of the conversion of OFS Capital, LLC, a Delaware limited liability company and the predecessor to OFSCC. OFSCC is a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. OFSCC commenced investment operations on November 7, 2012. OFSCC has made an election to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code and intends to continue to make such election in the future. OFSCC’s principal place of business is 222 W. Adams Street, Suite 1850, Chicago, Illinois, 60606.

5 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.
The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.
In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.
6 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.
To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.
7 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
8 “Adviser” means the Existing Advisers/Managers and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers/Managers. The term “Adviser” also includes any internally-managed Regulated Fund.
9 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

OFSCC’s investment objective is to seek to generate both current income and capital appreciation primarily through debt investments and, to a lesser extent, equity investments, primarily in middle-market companies in the United States, including senior secured loans, which includes first-lien, second-lien and unitranche loans as well as subordinated loans and, to a lesser extent, warrants and other minority equity securities and CLO mezzanine debt, CLO subordinated notes and CLO loan accumulation facility securities. OFSCC has a five-member board (the “OFSCC Board”), of which three members are not “interested” persons of OFSCC within the meaning of Section 2(a)(19) of the 1940 Act.10

B.HPCI

HPCI was organized under the General Corporate Laws of the State of Maryland on December 8, 2015. HPCI is a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. HPCI commenced investment operations on August 30, 2016. HPCI has made an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. HPCI’s principal place of business is 222 W. Adams Street, Suite 1850, Chicago, Illinois, 60606.

HPCI’s investment objective is to seek to generate both current income and capital appreciation primarily through debt investments and, to a lesser extent, equity investments, primarily in middle-market companies in the United States, including senior secured loans, which includes first-lien, second-lien and unitranche loans as well as subordinated loans and, to a lesser extent, warrants and other equity securities. HPCI has a three-member board (the “HPCI Board”), of which two members are not “interested” persons of HPCI within the meaning of Section 2(a)(19) of the 1940 Act.

C.OFS Credit

OFS Credit was organized under the General Corporate Laws of the State of Delaware on September 1, 2017. OFS Credit is a closed-end management investment company registered under the Act. OFS Credit commenced investment operations on October 10, 2018. OFS Credit has made an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. OFS Credit’s principal place of business is 222 W. Adams Street, Suite 1850, Chicago, Illinois, 60606.

OFS Credit’s investment objective is to generate current income, with a secondary objective to generate capital appreciation, by investing at least 80% of its total assets, or net assets plus borrowings, in floating rate credit-based instruments and other structured credit investments including (i) CLO debt and subordinated (i.e., residual or equity) securities; (ii) traditional corporate credit investments, including leveraged loans and high yield bonds; (iii) opportunistic credit investments, including stressed and distressed credit situations and long/short credit investments; and (iv) other credit-related instruments, which include securities issued by other securitization vehicles, such as credit-linked notes and collateralized bond obligations, or “CBOs,” and synthetic investments, such as significant risk transfer securities and credit risk transfer securities issued by banks or other financial institutions. OFS Credit has a five-member board (the “OFS Credit Board”), of which three members are not “interested” persons of OFS Credit within the meaning of Section 2(a)(19) of the 1940 Act.

D.CIM RACR

CIM RACR was organized under the Delaware Statutory Trust Act on February 4, 2019. CIM RACR is a continuously offered, non-diversified, closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. CIM RACR commenced investment operations on April 30, 2020. CIM RACR has made an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. CIM RACR’s principal place of business is 4700 Wilshire Boulevard, Los Angeles, California, 90010.

CIM RACR’s investment objective is to generate current income through cash distributions and preserve and protect shareholders’ capital across various market cycles, with a secondary objective of capital appreciation, by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in “real assets” and “credit and credit-related investments.” CIM RACR has a five-member board of trustees (the “CIM RACR Board” and together with the OFSCC Board, HPCI Board, OFS Credit Board, and any Future Regulated Fund’s board of directors, the “Board”), of which three members are not “interested” persons of CIM RACR within the meaning of Section 2(a)(19) of the 1940 Act.

E.The Existing Advisers/Managers
10 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

The Existing Advisers/Managers are each directly or indirectly controlled by Orchard Investments, LLC (“Orchard”). The Existing Advisers/Managers have regulatory assets under management of approximately $7.6 billion as of December 31, 2024. The Existing Advisers/Managers serve as the investment adviser, sub-adviser or manager of the Existing Regulated Funds and the investment adviser and/or manager to each of the Existing Affiliated Funds, and either they or another Adviser will serve as the investment adviser or sub-adviser to any Future Regulated Fund. Orchard, however, is a holding company and is not an investment adviser and does not currently offer investment advisory services to any person and is not expected to do so in the future. Accordingly, Orchard will not be the source of any potential Co-Investment Transactions under the requested Order. As a result, Orchard has not been included as an Applicant. Existing Advisers/Managers also provide or will provide administrative services to certain of the Existing Regulated Funds and the Existing Affiliated Funds, as applicable, under an administrative services agreement.

Other than OFS Adviser, OFS CLO Adviser, OFS CLO Adviser II, CIM IC Adviser, CIMSA, and CIM Capital Adviser (each which is a registered investment adviser with the Commission under the Advisers Act) and OFS CLO Adviser III, CIM CC, CIM REDA, CIM REPA, and CIM Securities Adviser (each of which is a relying adviser of another registered investment adviser with the Commission under the Advisers Act), each of the Existing Advisers/Managers are real asset managers that are not advising their respective clients with respect to investments in securities and therefore not required to be registered under the Advisers Act. However, all of the Applicants’ investment activities are overseen by a unified compliance program that has complete transparency into the activities of all of the Advisers, regardless of their regulatory status under the Advisers Act. Please see Schedule B for the list of Existing Affiliated Funds and their Advisers as of the date of this Application.

Under the terms of an investment advisory agreement, management agreement, or collateral management agreement, as applicable, with each Existing Regulated Fund and each Existing Affiliated Fund, respectively, Existing Advisers/Managers will, among other things, manage the investment portfolio, direct purchases and sales of portfolio assets and report thereon to each Existing Regulated Fund’s and the Existing Affiliated Fund’s officers and directors/manager regularly.

F.The Existing Affiliated Funds and the Existing Proprietary Accounts

The Existing Affiliated Funds are investment funds, each of whose investment adviser or manager is an Adviser and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the 1940 Act, or does not meet the definition of investment company under the 1940 Act and qualifies as a REIT within the meaning of Section 856 of the Code because substantially all of its assets would consist of real properties.11 A list of the Existing Affiliated Funds and their respective investment advisers is included on Schedule B hereto.

The Existing Proprietary Accounts hold various financial assets in a principal capacity. The Existing Advisers/Managers and their affiliates operate various business lines directly or through their wholly- or majority-owned subsidiaries, and the affiliates that exist and currently intend to participate in Co-Investment Transactions have been included as Applicants herein.

III.    ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

11 In the future, an Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers/Managers are each majority-owned by or are under the common control of Orchard, and are thus affiliated persons of each other. Accordingly, with respect to each Existing Adviser/Manager, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers/Managers, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

12 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”
13 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

4. No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

6. Dispositions:

(a) Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

14 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.
15 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.
16 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
17 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
18 The Affiliated Entities may adopt shared Co-Investment Policies.
19 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7. Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.    STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.Potential Benefits to the Regulated Funds and their Shareholders

20 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.
21 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.    PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.
22 See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc., et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

VI.    PROCEDURAL MATTERS

A.Communications

Please address all communications concerning this Application, the Notice and the Order to:

Tod K. Reichert OFS Capital Management, LLC 222 West Adams Street, Suite 1850 Chicago, Illinois 60606 (847) 734-2000 treichert@ofsmanagement.com	Lisa Kustron CIM Group, LLC 4700 Wilshire Boulevard Los Angeles, California 90010 (323) 860-4900 lkustron@cimgroup.com

Copies to:

Steven B. Boehm, Esq.
Cynthia M. Krus, Esq.
Anne G. Oberndorf, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001
anneoberndorf@eversheds-sutherland.com
Telephone (202) 383-0100

B.Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 12th day of January, 2026.

OFS CAPITAL CORPORATION

By: /s/ Bilal Rashid
Name: Bilal Rashid
Title: Chief Executive Officer

HANCOCK PARK CORPORATE INCOME, INC.; OFS CREDIT COMPANY, INC.

By: /s/ Bilal Rashid
Name: Bilal Rashid
Title: President

ORCHARD FIRST SOURCE ASSET MANAGEMENT, LLC; ORCHARD FIRST SOURCE ASSET MANAGEMENT HOLDINGS, LLC

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: General Counsel

OFS FUNDING I, LLC; OFS CAPITAL MANAGEMENT, LLC; OFS CLO MANAGEMENT, LLC; OFS CLO MANAGEMENT II, LLC; OFS CLO MANAGEMENT III, LLC

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OCEF, LP

By: OCEF GP, LLC, its General Partner
By: OFS CLO Management II, LLC, its Sole Member

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OFSI BSL VIII, LTD.; OFSI BSL IX, LTD.; OFSI BSL X, LTD.; OFSI BSL CLO XI, LTD.

By: OFS CLO Management, LLC, its Collateral Manager

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OFSI BSL XII CLO, LTD.; OFSI BSL XIV CLO, LTD.

By: OFS CLO Management II, LLC, its Collateral Manager

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OFSI BSL XIII CLO, LTD.; OFSI BSL XV CLO, LTD.; OFSI BSL XVI CLO, LTD.

By: OFS CLO Management III, LLC, its Collateral Manager

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OFSCC-FS HOLDINGS, LLC; OFSCC-FS, LLC; CONVENE HOLDINGS LLC; OFSCC-CGA, LLC; OFSCC-TS, LLC; OFSCC-AY, LLC; HPCI-CGA, LLC

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Senior Managing Director

OFS SBIC I, LP

By: OFS SBIC I GP, LLC, its General Partner

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Manager

OFSCC-MB, INC.; DRS-OFSCC, INC.; LFTW-OFS, INC.; OFSCCFS-NYBG, INC.; HPCI-MB, INC.; LFTW-HPCI, INC.; DRS-HPCI, INC.

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: President

MTE HOLDING CORP.

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

CIM REAL ASSETS & CREDIT FUND

By: /s/ Nate DeBacker
Name: Nate DeBacker
Title: Chief Financial Officer and Treasurer

CIM CAPITAL CONTROLLED COMPANY MANAGERMENT, LLC; CIM CAPITAL RE DEBT MANAGEMENT, LLC; CIM CAPITAL REAL PROPERTY MANAGEMENT, LLC; CIM CAPITAL SA MANAGEMENT, LLC; CIM CAPITAL SECURITIES MANAGEMENT, LLC; CIM CONTROLLED COMPANY MANAGEMENT, LLC

By: /s/ David Thompson
Name: David Thompson
Title: Vice President

CIM CAPITAL IC MANAGEMENT, LLC; CIM REAL ESTATE FINANCE MANAGEMENT, LLC; RACR REIT SUBSIDIARY, LLC

By: /s/ Nate DeBacker
Name: Nate DeBacker
Title: Vice President

CIM CAPITAL, LLC; CIM-BGV IMPACT VENTURES SPONSOR, LLC; 5930 SAWYER STREET OWNER, LLC; 67 IRVING (NY) MEMBER, LLC; 1850 N. WHITLEY HOLDINGS, LLC; 1802 N. WHITLEY, LLC; CIM GROUP, LLC; CIM INFRA III AIV-1, L.P.; CIM INFRA III AIV 2, L.P.

By: /s/ David Thompson
Name: David Thompson
Title: Vice President and Chief Financial Officer

CIM GROUP, L.P.

By: CIM Group Management, LLC, its General Partner

By: /s/ David Thompson
Name: David Thompson
Title: Vice President and Chief Financial Officer

CIM RE DEBT MANAGEMENT, LLC

By: /s/ David Thompson
Name: David Thompson
Title: Chief Financial Officer

CIM FUND IX, L.P.

By: CIM Fund IX GP, LLC, its General Partner

By: /s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President and Secretary

CIM FUND VIII, L.P.

By: CIM Fund VIII GP, LLC, its General Partner

By: /s/ David Thompson
Name: David Thompson
Title: Vice President and Chief Financial Officer

CIM INFRASTRUCTURE FUND II, L.P.

By: CIM Infrastructure II GP, LLC, its General Partner

By: /s/ David Thompson
Name: David Thompson
Title: Vice President and Chief Financial Officer

CIM REAL ESTATE FINANCE TRUST, INC.

By: /s/ Nate DeBacker
Name: Nate DeBacker
Title: Chief Financial Officer, Principal Accounting Officer and Treasurer

CIM URBAN INCOME INVESTMENTS, L.P.

By: Urban Income Investments GP, LLC, its General Partner

By: /s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President and Secretary

CMMT PARTNERS, L.P.

By: CMMT Partners GP, LLC, its General Partner

By: /s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President and Secretary

CIM-BGV AFFORDABLE HOUSING IMPACT FUND I, L.P.

By: CIM-BGV Fund I GP, LLC, its General Partner

By: /s/ David Thompson
Name: David Thompson
Title: Vice President and Chief Financial Officer

CREATIVE MEDIA & COMMUNITY TRUST CORP; CIM COMMERCIAL LENDING REIT

By: /s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

CMMT-1, L.P.

By: CMMT Korea GP, LLC, its General Partner

By: /s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President and Secretary

CMMT-2, L.P.

By: CMMT Partners GP, LLC, its General Partner

By: /s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President and Secretary

CIM OPPORTUNITY ZONE FUND, L.P.

By: CIM Opportunity Zone Fund, GP, LLC, its General Partner

By: /s/ David Thompson
Name: David Thompson
Title: Vice President and Chief Financial Officer

CIM INFRASTRUCTURE FUND III, L.P.

By: CIM Infrastructure Fund III GP, LLC, its General Partner

By: /s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President and Secretary

CIM URBAN INCOME INVESTMENTS PARALLEL-2, L.P.

By: CIM Urban Income Investments GP, LLC, its General Partner

By: /s/ David Thompson
Name: David Thompson
Title: Vice President and Chief Financial Officer

BREA EXCHANGE, INC; SKR HOLDINGS, LLC

By: /s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President and Secretary

CIM INFRASTRUCTURE FUND III (LUX), SCSP

By: CIM Infrastructure III GP (Lux), S.à r.l., its General Partner

By: /s/ David Thompson
Name: David Thompson
Title: Class A Manager

CIM INFRA II AIV-1, L.P.; CIM INFRA II AIV-1-A, L.P.; CIM INFRA II AIV-1-B, L.P.; CIM INFRA II AIV-2, L.P.; CIM INFRA II AIV-3, L.P.; CIM INFRA II AIV-4, L.P.

By: CIM Infrastructure II GP, LLC, its General Partner

By: /s/ David Thompson
Name: David Thompson
Title: Vice President and Chief Financial Officer

Verification

The undersigned states that he or she has duly executed the attached Application dated January 12, 2026 for and on behalf of the Applicants, as the case may be, that he or she holds the office with each such entity as indicated below, and that all actions by stockholders, officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

OFS CAPITAL CORPORATION

By: /s/ Bilal Rashid
Name: Bilal Rashid
Title: Chief Executive Officer

HANCOCK PARK CORPORATE INCOME, INC.; OFS CREDIT COMPANY, INC.

By: /s/ Bilal Rashid
Name: Bilal Rashid
Title: President

ORCHARD FIRST SOURCE ASSET MANAGEMENT, LLC; ORCHARD FIRST SOURCE ASSET MANAGEMENT HOLDINGS, LLC

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: General Counsel

OFS FUNDING I, LLC; OFS CAPITAL MANAGEMENT, LLC; OFS CLO MANAGEMENT, LLC; OFS CLO MANAGEMENT II, LLC; OFS CLO MANAGEMENT III, LLC

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OCEF, LP

By: OCEF GP, LLC, its General Partner
By: OFS CLO Management II, LLC, its Sole Member

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OFSI BSL VIII, LTD.; OFSI BSL IX, LTD.; OFSI BSL X, LTD.; OFSI BSL CLO XI, LTD.

By: OFS CLO Management, LLC, its Collateral Manager

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OFSI BSL XII CLO, LTD.; OFSI BSL XIV CLO, LTD.

By: OFS CLO Management II, LLC, its Collateral Manager

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OFSI BSL XIII CLO, LTD.; OFSI BSL XV CLO, LTD.; OFSI BSL XVI CLO, LTD.

By: OFS CLO Management III, LLC, its Collateral Manager

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OFSCC-FS HOLDINGS, LLC; OFSCC-FS, LLC; CONVENE HOLDINGS LLC; OFSCC-CGA, LLC; OFSCC-TS, LLC; OFSCC-AY, LLC; HPCI-CGA, LLC

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Senior Managing Director

OFS SBIC I, LP

By: OFS SBIC I GP, LLC, its General Partner

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Manager

OFSCC-MB, INC.; DRS-OFSCC, INC.; LFTW-OFS, INC.; OFSCCFS-NYBG, INC.; HPCI-MB, INC.; LFTW-HPCI, INC.; DRS-HPCI, INC.

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: President

MTE HOLDING CORP.

By: /s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

CIM REAL ASSETS & CREDIT FUND

By: /s/ Nate DeBacker
Name: Nate DeBacker
Title: Chief Financial Officer and Treasurer

CIM CAPITAL CONTROLLED COMPANY MANAGERMENT, LLC; CIM CAPITAL RE DEBT MANAGEMENT, LLC; CIM CAPITAL REAL PROPERTY MANAGEMENT, LLC; CIM CAPITAL SA MANAGEMENT, LLC; CIM CAPITAL SECURITIES MANAGEMENT, LLC; CIM CONTROLLED COMPANY MANAGEMENT, LLC

By: /s/ David Thompson
Name: David Thompson
Title: Vice President

CIM CAPITAL IC MANAGEMENT, LLC; CIM REAL ESTATE FINANCE MANAGEMENT, LLC; RACR REIT SUBSIDIARY, LLC

By: /s/ Nate DeBacker
Name: Nate DeBacker
Title: Vice President

CIM CAPITAL, LLC; CIM-BGV IMPACT VENTURES SPONSOR, LLC; 5930 SAWYER STREET OWNER, LLC; 67 IRVING (NY) MEMBER, LLC; 1850 N. WHITLEY HOLDINGS, LLC; 1802 N. WHITLEY, LLC; CIM GROUP, LLC; CIM INFRA III AIV-1, L.P.; CIM INFRA III AIV 2, L.P.

By: /s/ David Thompson
Name: David Thompson
Title: Vice President and Chief Financial Officer

CIM GROUP, L.P.

By: CIM Group Management, LLC, its General Partner

By: /s/ David Thompson
Name: David Thompson
Title: Vice President and Chief Financial Officer

CIM RE DEBT MANAGEMENT, LLC

By: /s/ David Thompson
Name: David Thompson
Title: Chief Financial Officer

CIM FUND IX, L.P.

By: CIM Fund IX GP, LLC, its General Partner

By: /s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President and Secretary

CIM FUND VIII, L.P.

By: CIM Fund VIII GP, LLC, its General Partner

By: /s/ David Thompson
Name: David Thompson
Title: Vice President and Chief Financial Officer

CIM INFRASTRUCTURE FUND II, L.P.

By: CIM Infrastructure II GP, LLC, its General Partner

By: /s/ David Thompson
Name: David Thompson
Title: Vice President and Chief Financial Officer

CIM REAL ESTATE FINANCE TRUST, INC.

By: /s/ Nate DeBacker
Name: Nate DeBacker
Title: Chief Financial Officer, Principal Accounting Officer and Treasurer

CIM URBAN INCOME INVESTMENTS, L.P.

By: Urban Income Investments GP, LLC, its General Partner

By: /s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President and Secretary

CMMT PARTNERS, L.P.

By: CMMT Partners GP, LLC, its General Partner

By: /s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President and Secretary

CIM-BGV AFFORDABLE HOUSING IMPACT FUND I, L.P.

By: CIM-BGV Fund I GP, LLC, its General Partner

By: /s/ David Thompson
Name: David Thompson
Title: Vice President and Chief Financial Officer

CREATIVE MEDIA & COMMUNITY TRUST CORP; CIM COMMERCIAL LENDING REIT

By: /s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

CMMT-1, L.P.

By: CMMT Korea GP, LLC, its General Partner

By: /s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President and Secretary

CMMT-2, L.P.

By: CMMT Partners GP, LLC, its General Partner

By: /s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President and Secretary

CIM OPPORTUNITY ZONE FUND, L.P.

By: CIM Opportunity Zone Fund, GP, LLC, its General Partner

By: /s/ David Thompson
Name: David Thompson
Title: Vice President and Chief Financial Officer

CIM INFRASTRUCTURE FUND III, L.P.

By: CIM Infrastructure Fund III GP, LLC, its General Partner

By: /s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President and Secretary

CIM URBAN INCOME INVESTMENTS PARALLEL-2, L.P.

By: CIM Urban Income Investments GP, LLC, its General Partner

By: /s/ David Thompson
Name: David Thompson
Title: Vice President and Chief Financial Officer

BREA EXCHANGE, INC; SKR HOLDINGS, LLC

By: /s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President and Secretary

CIM INFRASTRUCTURE FUND III (LUX), SCSP

By: CIM Infrastructure III GP (Lux), S.à r.l., its General Partner

By: /s/ David Thompson
Name: David Thompson
Title: Class A Manager

CIM INFRA II AIV-1, L.P.; CIM INFRA II AIV-1-A, L.P.; CIM INFRA II AIV-1-B, L.P.; CIM INFRA II AIV-2, L.P.; CIM INFRA II AIV-3, L.P.; CIM INFRA II AIV-4, L.P.

By: CIM Infrastructure II GP, LLC, its General Partner

By: /s/ David Thompson
Name: David Thompson
Title: Vice President and Chief Financial Officer

Schedule A

Existing Wholly-Owned Subsidiaries

A.Existing Wholly-Owned Subsidiaries of OFS Capital Corporation:

1.OFSCC-FS Holdings, LLC

2.OFSCC-FS, LLC

3.OFS SBIC I, LP

4.OFSCC-MB, Inc.

5.MTE Holding Corp.

6.Convene Holdings LLC

7.DRS-OFSCC, Inc.

8.LFTW-OFS, Inc.

9.OFSCC-CGA, LLC

10.OFSCC-TS, LLC

11.OFSCC-AY, LLC

12.OFSCCFS-NYBG, Inc.

B.Existing Wholly-Owned Subsidiaries of Hancock Park Corporate Income, Inc.:

1.HPCI-MB, Inc.

2.LFTW-HPCI, Inc.

3.DRS-HPCI, Inc.

4.HPCI-CGA, LLC

C.Existing Wholly-Owned Subsidiaries of CIM Real Assets & Credit Fund:

1.RACR REIT Subsidiary, LLC

Schedule B

Existing Affiliated Funds

All Existing Affiliated Funds are advised by an Adviser as set forth below:

A.Adviser is OFS CLO Management, LLC:

1.OFSI BSL VIII, Ltd.

2.OFSI BSL IX, Ltd.

3.OFSI BSL X, Ltd.

4.OFSI BSL CLO XI, Ltd.

B.Adviser is OFS CLO Management II, LLC:

1.OFSI BSL XII CLO, Ltd.

2.OFSI BSL XIV CLO, Ltd.

C.Adviser is OFS CLO Management III, LLC:

1.OFSI BSL XIII CLO, LTD.

2.OFSI BSL XV CLO, LTD.

3.OFSI BSL XVI CLO, LTD.

4.OCEF, LP

D.Adviser is CIM Capital, LLC and/or CIM CC, CIM REDA, CIM REPA, CIM Securities Adviser:

1.CIM Fund IX, L.P.

2.CIM Fund VIII, L.P.

3.CIM Infrastructure Fund II, L.P.

4.CIM Infra II AIV-1, L.P.

5.CIM Infra II AIV-1-A, L.P.

6.CIM Infra II AIV-1-B, L.P.

7.CIM Infra II AIV-2, L.P.

8.CIM Infra II AIV-3, L.P.

9.CIM Infra II AIV-4, L.P.

10.CIM Urban Income Investments, L.P.

11.CIM Urban Income Investments Parallel-2, L.P.

12.CIM Urban REIT LLC

13.CMMT Partners, L.P.

14.CMMTP-1, L.P.

15.CMMTP-2, L.P.

16.CIM Infrastructure Fund III, L.P.

17.CIM Infrastructure Fund III (Lux), SCSp

18.CIM Infra III AIV-1, L.P.

19.CIM Infra III AIV 2, L.P.

20.Creative Media & Community Trust Corp

E.Adviser is CIM Real Estate Finance Management, LLC:

1.CIM Real Estate Finance Trust, Inc.

2.CIM Commercial Lending REIT

F.Adviser is CIM-BGV Impact Ventures Sponsor, LLC

1.CIM-BGV Affordable Housing Impact Fund I, L.P.

G.Advisers are CIM Group, LP, CIM Controlled Company Management, LLC, and CIM RE Debt Management, LLC:

1.CIM Opportunity Zone Fund, L.P.

Exhibit A.1

RESOLUTIONS OF THE BOARD OF DIRECTORS OF OFS CAPITAL CORPORATION

WHEREAS, the Board of Directors (the “Board”) of OFS Capital Corporation (the “Company”) believes it is in the best interests of the Company to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d–1 promulgated thereunder (the “Exemptive Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d–1 promulgated thereunder, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has previously reviewed the Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer and Corporate Secretary of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”) be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

Adoption of Miscellaneous and Implementing Resolutions

RESOLVED, that all actions taken prior to the adoption of these resolutions by the Authorized Officers in connection with the matters referred to herein that would have been within the authority conferred hereby had these resolutions predated such actions be, and they hereby are, confirmed, ratified and approved in all respects; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, securities exchanges, firms, corporations and/or other persons as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and it is further

RESOLVED, that in every instance in the foregoing resolutions where an Authorized Officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary or appropriate, the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary or appropriate; and it is further

RESOLVED, that the Authorized Officers be, and each of them with full authority to act without the others, hereby is, authorized, empowered and directed to and on behalf of the Company to take or cause to be taken any and all action, to execute and deliver any and all agreements, certificates, filings, instructions, requests or other instruments or documents, and to do any and all things that (in his or her sole judgment or discretion) may be necessary or desirable to effect each of the foregoing resolutions and to carry out the purposes thereof and the transactions contemplated thereby (including, without limitation, the obtaining of any necessary or appropriate consents and/or approvals of other persons or agencies and the issuance of all appropriate associated press releases and public announcements describing such actions), the taking of any such action, the execution and delivery of any such agreements, certificates, filings, instructions, requests or other instruments or documents, or the doing of any such things to be conclusive evidence of their necessity or desirability; and it is further

RESOLVED, that a copy of these resolutions be filed in the minute book of the Company.

(Adopted by the Board of Directors on January 2, 2026)

Exhibit A.2

RESOLUTIONS OF THE BOARD OF DIRECTORS OF HANCOCK PARK CORPORATE INCOME, INC.

WHEREAS, the Board of Directors (the “Board”) of Hancock Park Corporate Income, Inc. (the “Company”) believes it is in the best interests of the Company to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d–1 promulgated thereunder (the “Exemptive Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d–1 promulgated thereunder, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has previously reviewed the Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, that the President, Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer and Corporate Secretary of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”) be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

Adoption of Miscellaneous and Implementing Resolutions:

RESOLVED, that all actions taken prior to the adoption of these resolutions by the Authorized Officers in connection with the matters referred to herein that would have been within the authority conferred hereby had these resolutions predated such actions be, and they hereby are, confirmed, ratified and approved in all respects; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, securities exchanges, firms, corporations and/or other persons as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and it is further

RESOLVED, that in every instance in the foregoing resolutions where an Authorized Officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary or appropriate, the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary or appropriate; and it is further

RESOLVED, that the Authorized Officers be, and each of them with full authority to act without the others, hereby is, authorized, empowered and directed to and on behalf of the Company to take or cause to be taken any and all action, to execute and deliver any and all agreements, certificates, filings, instructions, requests or other instruments or documents, and to do any and all things that (in his or her sole judgment or discretion) may be necessary or desirable to effect each of the foregoing resolutions and to carry out the purposes thereof and the transactions contemplated thereby (including, without limitation, the obtaining of any necessary or appropriate consents and/or approvals of other persons or agencies and the issuance of all appropriate associated press releases and public announcements describing such actions), the taking of any such action, the execution and delivery of any such agreements, certificates, filings, instructions, requests or other instruments or documents, or the doing of any such things to be conclusive evidence of their necessity or desirability; and it is further

RESOLVED, that a copy of these resolutions be filed in the minute book of the Company.

(Adopted by the Board of Directors on January 2, 2026)

Exhibit A.3

RESOLUTIONS OF THE BOARD OF DIRECTORS OF OFS CREDIT COMPANY, INC.

WHEREAS, the Board of Directors (the “Board”) of OFS Credit Company, Inc. (the “Company”) believes it is in the best interests of the Company to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d–1 promulgated thereunder (the “Exemptive Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d–1 promulgated thereunder, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has previously reviewed the Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, that the President, Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer and Corporate Secretary of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”) be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

Adoption of Miscellaneous and Implementing Resolutions:

RESOLVED, that all actions taken prior to the adoption of these resolutions by the Authorized Officers in connection with the matters referred to herein that would have been within the authority conferred hereby had these resolutions predated such actions be, and they hereby are, confirmed, ratified and approved in all respects; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, securities exchanges, firms, corporations and/or other persons as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and it is further

RESOLVED, that in every instance in the foregoing resolutions where an Authorized Officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary or appropriate, the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary or appropriate; and it is further

RESOLVED, that the Authorized Officers be, and each of them with full authority to act without the others, hereby is, authorized, empowered and directed to and on behalf of the Company to take or cause to be taken any and all action, to execute and deliver any and all agreements, certificates, filings, instructions, requests or other instruments or documents, and to do any and all things that (in his or her sole judgment or discretion) may be necessary or desirable to effect each of the foregoing resolutions and to carry out the purposes thereof and the transactions contemplated thereby (including, without limitation, the obtaining of any necessary or appropriate consents and/or approvals of other persons or agencies and the issuance of all appropriate associated press releases and public announcements describing such actions), the taking of any such action, the execution and delivery of any such agreements, certificates, filings, instructions, requests or other instruments or documents, or the doing of any such things to be conclusive evidence of their necessity or desirability; and it is further

RESOLVED, that a copy of these resolutions be filed in the minute book of the Company.

(Adopted by the Board of Directors on January 2, 2026)

Exhibit A.4

RESOLUTIONS OF THE BOARD OF TRUSTEES OF CIM REAL ASSETS & CREDIT FUND

WHEREAS, the Board of Trustees (the “Board”) of CIM Real Assets & Credit Fund (the “Company”) believes it is in the best interests of the Company to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d–1 promulgated thereunder (the “Exemptive Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d–1 promulgated thereunder, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has previously reviewed the Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, Chief Financial Officer, Treasurer and Corporate Secretary, and Chief Compliance Officer of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”) be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

NOW, THEREFORE, BE IT RESOLVED, that each Authorized Officer is hereby authorized and directed to do or cause to be done any and all such acts and things, and to execute and deliver, or cause to be executed and delivered, all agreements, instruments, documents and certificates (including any and all amendments or supplements thereto, modifications, extensions or waivers thereof, or replacements), in each case in the name and on behalf of the Fund, as the Board of Trustees or such officer deems necessary, appropriate or desirable to effect the intent and accomplish the purposes of these resolutions;

FURTHER RESOLVED, that the execution and delivery by the Board of Trustees or any Authorized Officer of any agreement, instrument, certificate or other document and the taking of any other action in connection with any of these resolutions shall evidence the Board of Trustees’ or such Authorized Officer's approval and authority and the approval, adoption, authorization, ratification and confirmation by the Board of Trustees and by the Fund; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that any officer of the Fund be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Adopted by the Board of Trustees on December 18, 2025)